Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane	Bryan R. Clark	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: bclark@caneclark.com

January 6, 2009

Via Facsimile

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: John Stickel, Esq.
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:          Republik Media and Entertainment, Ltd.
Registration Statement on Form S-1
Filed December 17, 2008
File No. 333-156254

Dear Mr. Stickel:

We write on behalf of Republik Media and Entertainment, Ltd. (the “Company”) in response to Staff’s letter of January 6, 2009, by John Stickel, Attorney-Advisor of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed December 17, 2008, (the Comment Letter”).  On behalf of the Company, we are providing this response.  The factual information provided herein relating to the Company has been made available to us but the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1

General

1.
Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.03.  Your explanation should address the fact that the $0.03 per share price was the original price paid by the selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market.  Alternately, increase the fixed price and pay the additional filing fee.

RESPONSE:  In response to this comment, the Company has increased the fixed price to $0.05 per share and has paid the additional filing fee.

Sincerely,

Cane Clark LLP

/s/Bryan R. Clark
Bryan R. Clark